SEC 82-812

04010741

Atlas Copco **press information**

Group Communications

SUPPL

04 MAR 22 AM 7:21

CONTACT: Marianne Hamilton, Senior Vice President,
Organizational Development and Management Resources, Atlas Copco AB
+46 (0)70 665 85 90

The Board of Directors of Atlas Copco proposes that the Shareholders Meeting decides to continue the employee Stock Options/Share Appreciation Rights plan for year 2004

Stockholm, Sweden, March 17, 2004 - The Board of Directors of Atlas Copco AB proposes a Stock Option/Share Appreciation Rights program for year 2004 covering maximum 300 key employees which follows the same structure as the previous programs in place since year 2000.

The program primarily covers Stock Options which can be converted to Atlas Copco shares (Series A). If legal or tax restrains exist in a certain country Share Appreciation Rights (with cash compensation) can be granted instead.

The exercise price /grant value will be equal to 110 percent of the average price of the Series A shares traded at the Stockholm Stock Exchange during a period of 10 trading days following the Shareholders Meeting. The Stock Options/Share Appreciation Rights will have a term of six years and will be vested during a three year period.

It is also proposed that agreement(s) with external financial institution(s) are entered into in order to limit the economic risk resulting from changes in the share price during the term of the stock options/share appreciation rights and that the availability of shares corresponding to the option contracts entered into is secured. The agreement(s) with the financial institution(s) will require Atlas Copco to pay the financing cost.

More information about the Board of Directors' proposal will be available in the notice to the Shareholders Meeting, which will be published on March 26. The complete Board proposal will at the same time be available on www.atlascopco-group.com. The proposal will then be presented to the Shareholders Meeting on April 27 for decision.

The Atlas Copco Group is a global industrial group of companies headquartered in Stockholm, Sweden. In 2003, the Group had revenues of BSEK 44.6 (MUSD 6 100), with 98 percent of revenues outside Sweden, and close to 26 000 employees. Atlas Copco Group companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental. More information is available on **www.atlascopco-group.com**

dlw 3/22